UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES UNCONSOLIDATED NET INCOME OF Ps 84.4 BILLION
FOR THE MONTH OF JUNE 2008
TOTALING Ps 584.9 BILLION FOR THE FIRST SIX MONTHS OF 2008*
Medellín, Colombia, July 11, 2008
Bancolombia S.A. (“Bancolombia”) reported unconsolidated net income of Ps. 84.4 billion in June 2008. Net income for Bancolombia on an unconsolidated basis totaled Ps. 584.9 billion for the first six months of 2008, increasing 63.7% as compared to the same period of 2007.
•
Net interest income, including investment securities, totaled Ps. 204.5 billion in June 2008. For the six month period ended June 30, 2008, net interest income totaled Ps. 1,209.4 billion, increasing 37.8% as compared to the same period last year.

•
Net fees and income from services in June 2008 totaled Ps. 65.8 billion. For the six month period ended June 30, 2008, net fees and income from services totaled Ps. 374.0 billion, which represents an increase of 18.7% as compared to the same period of 2007.

•
Other operating income totaled Ps. 59.3 billion in June 2008. For the six month period ended June 30, 2008, other operating income totaled Ps. 387.5 billion increasing 142.4% as compared to the same period last year. Bancolombia notes that a considerable part of this revenue comes from dividend income received from subsidiaries, which is eliminated in the consolidated results as it is an intercompany transaction. As a result, this dividend income is only recorded in Bancolombia’s unconsolidated results.

•
Net provisions totaled Ps 58.9 billion in June 2008. Net provisions totaled Ps 263.6 for the six month period ended June 30, 2008, which represents an increase of 127.0% as compared to the same period of 2007.

•
Operating expenses totaled Ps. 148.4 billion in June 2008. For the six month period ended June 30, 2008, operating expenses totaled Ps. 849.8 billion, increasing 9.4% as compared to the same period of 2007.

Total assets (unconsolidated) amounted to Ps 34.6 trillion, loans amounted to Ps 24.3 trillion, deposits totaled Ps 21.2 trillion and Bancolombia’s total shareholders’ equity amounted to Ps 5.06 trillion.
Bancolombia’s (unconsolidated) level of past due loans as a percentage of total loans amounted to 3.18% as of June 30, 2008, and the level of allowance for past due loans amounted to 132.14% as of the same date.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian financial system as of June, 2008 was as follows: 18.5% of total deposits, 20.9% of total net loans, 19.2% of total savings accounts, 21.1% of total checking accounts and 15.6% of total time deposits.
* This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET	As of			Jun08 / May08		Annual
(Ps Millions)	Jun-07	May-08	Jun-08	$	%	%
ASSETS
Cash and due from banks	1,894,783	1,893,850	2,938,279	1,044,429	55.15%	55.07%
Overnight funds sold	494,651	619,699	511,510	-108,189	-17.46%	3.41%
Total cash and equivalents	2,389,434	2,513,549	3,449,789	936,240	37.25%	44.38%
Debt securities	3,718,886	3,808,693	3,877,645	68,952	1.81%	4.27%
Trading	1,674,978	1,277,322	1,366,837	89,515	7.01%	-18.40%
Available for Sale	973,651	1,181,741	1,166,200	-15,541	-1.32%	19.78%
Held to Maturity	1,070,257	1,349,630	1,344,608	-5,022	-0.37%	25.63%
Equity securities	961,667	1,124,781	1,102,699	-22,082	-1.96%	14.67%
Trading	5,602	15,282	9,956	-5,326	-34.85%	77.72%
Available for Sale	956,065	1,109,499	1,092,743	-16,756	-1.51%	14.30%
Market value allowance	-29,833	-30,159	-30,224	-65	0.22%	1.31%
Net investment securities	4,650,720	4,903,315	4,950,120	46,805	0.95%	6.44%
Commercial loans	15,223,340	17,554,299	18,139,452	585,153	3.33%	19.16%
Consumer loans	3,068,543	3,809,788	3,787,185	-22,603	-0.59%	23.42%
Small business loans	112,840	113,467	116,391	2,924	2.58%	3.15%
Mortgage loans	2,031,531	2,134,970	2,228,130	93,160	4.36%	9.68%
Allowance for loans and financial leases losses	-720,858	-1,019,810	-1,017,627	2,183	-0.21%	41.17%
Net total loans and financial leases	19,715,396	22,592,714	23,253,531	660,817	2.92%	17.95%
Accrued interest receivable on loans	234,818	311,587	345,271	33,684	10.81%	47.04%
Allowance for accrued interest losses	-10,562	-21,363	-23,394	-2,031	9.51%	121.49%
Net total interest accrued	224,256	290,224	321,877	31,653	10.91%	43.53%
Customers’ acceptances and derivatives	237,090	273,509	102,004	-171,505	-62.71%	-56.98%
Net accounts receivable	365,428	376,161	548,273	172,112	45.75%	50.04%
Net premises and equipment	375,485	544,351	558,468	14,117	2.59%	48.73%
Foreclosed assets	13,185	5,088	4,272	-816	-16.04%	-67.60%
Prepaid expenses and deferred charges	30,324	68,360	64,174	-4,186	-6.12%	111.63%
Goodwill	26,336	4,761	4,344	-417	-8.76%	-83.51%
Other	256,118	291,235	302,373	11,138	3.82%	18.06%
Reappraisal of assets	896,405	957,171	1,016,572	59,401	6.21%	13.41%

Total assets	29,180,177	32,820,438	34,575,797	1,755,359	5.35%	18.49%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	3,895,143	3,952,024	4,295,556	343,532	8.69%	10.28%
Checking accounts	3,578,721	3,592,453	3,942,212	349,759	9.74%	10.16%
Other	316,422	359,571	353,344	-6,227	-1.73%	11.67%
Interest bearing	14,715,170	16,563,719	16,954,341	390,622	2.36%	15.22%
Checking accounts	294,808	418,429	434,101	15,672	3.75%	47.25%
Time deposits	4,096,939	5,812,786	6,094,573	281,787	4.85%	48.76%
Savings deposits	10,323,423	10,332,504	10,425,667	93,163	0.90%	0.99%
Total deposits	18,610,313	20,515,743	21,249,897	734,154	3.58%	14.18%
Overnight funds	1,685,057	707,578	1,597,834	890,256	125.82%	-5.18%
Bank acceptances outstanding	56,289	33,703	33,539	-164	-0.49%	-40.42%
Interbank borrowings	1,018,073	561,610	596,553	34,943	6.22%	-41.40%
Borrowings from domestic development banks	976,077	1,673,880	1,744,255	70,375	4.20%	78.70%
Accounts payable	1,239,422	1,966,111	1,766,911	-199,200	-10.13%	42.56%
Accrued interest payable	130,618	154,525	167,954	13,429	8.69%	28.58%
Other liabilities	271,966	336,711	359,418	22,707	6.74%	32.16%
Bonds	1,285,585	1,419,032	1,455,778	36,746	2.59%	13.24%
Accrued expenses	384,867	523,280	543,035	19,755	3.78%	41.10%

Total liabilities	25,658,267	27,892,173	29,515,174	1,623,001	5.82%	15.03%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	365,375	393,914	393,914	—	0.00%	7.81%
Retained earnings	1,824,365	3,163,007	3,247,404	84,397	2.67%	78.00%
Appropiated	1,467,077	2,662,531	2,662,531	—	0.00%	81.49%
Unappropiated	357,288	500,476	584,873	84,397	16.86%	63.70%
Reappraisal and others	1,355,357	1,416,484	1,475,888	59,404	4.19%	8.89%
Gross unrealized gain or loss on debt securities	(23,187)	(45,140)	(56,583)	-11,443	25.35%	144.03%

Total shareholder’s equity	3,521,910	4,928,265	5,060,623	132,358	2.69%	43.69%

Total liabilities and shareholder’s equity	29,180,177	32,820,438	34,575,797	1,755,359	5.35%	18.49%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps Millions)	Jun-07	Jun-08%		May-08	Jun-08%
Interest income and expenses
Interest on loans	1,187,729	1,741,734	46.64%	296,590	300,830	1.43%
Interest on investment securities	142,815	135,038	-5.45%	29,325	16,368	-44.18%
Overnight funds	24,230	23,679	-2.27%	226	4,849	2045.58%
Total interest income	1,354,774	1,900,451	40.28%	326,141	322,047	-1.26%
Interest expense Checking accounts	8,398	7,292	-13.17%	1,199	1,223	2.00%
Time deposits	123,740	240,799	94.60%	44,950	47,053	4.68%
Savings deposits	209,540	267,521	27.67%	43,984	42,809	-2.67%
Total interest on deposits	341,678	515,612	50.91%	90,133	91,085	1.06%
Interbank borrowings	41,490	13,901	-66.50%	1,870	1,904	1.82%
Borrowings from domestic development banks	26,687	53,261	99.58%	9,274	9,082	-2.07%
Overnight funds	37,398	40,150	7.36%	6,624	4,825	-27.16%
Bonds	29,910	68,138	127.81%	11,483	10,641	-7.33%
Total interest expense	477,163	691,062	44.83%	119,384	117,537	-1.55%
Net interest income	877,611	1,209,389	37.80%	206,757	204,510	-1.09%
Provision for loan and accrued interest losses, net	(170,704)	(290,381)	70.11%	(56,724)	(63,513)	11.97%
Recovery of charged-off loans	29,041	25,295	-12.90%	3,521	3,741	6.25%
Provision for foreclosed assets and other assets	(10,886)	(12,103)	11.18%	(1,704)	(1,438)	-15.61%
Recovery of provisions for foreclosed assets and other assets	36,439	13,572	-62.75%	1,251	2,291	83.13%
Total net provisions	(116,110)	(263,617)	127.04%	(53,656)	(58,919)	9.81%
Net interest income after provision for loans and accrued interest losses	761,501	945,772	24.20%	153,101	145,591	-4.91%
Commissions from banking services and other services	42,125	55,337	31.36%	9,165	10,948	19.45%
Electronic services and ATM’s fees, net	34,423	39,213	13.92%	6,511	6,838	5.02%
Branch network services, net	48,016	46,465	-3.23%	7,928	7,624	-3.83%
Collections and payments fees, net	51,909	67,289	29.63%	11,338	11,219	-1.05%
Credit card merchant fees, net	10,229	5,452	-46.70%	404	997	146.78%
Credit and debit card fees, net	119,696	155,755	30.13%	24,884	27,410	10.15%
Checking fees, net	32,811	32,844	0.10%	4,926	5,385	9.32%
Check remittance, net	5,024	6,065	20.72%	1,063	931	-12.42%
International operations, net	16,302	15,571	-4.48%	2,466	2,905	17.80%
Total fees and other service income	360,535	423,991	17.60%	68,685	74,257	8.11%
Other fees and service expenses	(45,524)	(50,004)	9.84%	(9,436)	(8,481)	-10.12%
Total fees and income from services, net	315,011	373,987	18.72%	59,249	65,776	11.02%
Other operating income
Net foreign exchange gains	(56,570)	(53,482)	-5.46%	(15,228)	117,998	-874.88%
Forward contracts in foreign currency	106,890	182,943	71.15%	29,596	(98,147)	-431.62%
Gains(Loss) on sales of investments on equity securities	(13,208)	40,727	408.35%	—	35,970	*
Gains on sale of mortgage loan	—	21,844	*	6,440	3,326	-48.35%
Dividend income	122,067	194,788	59.57%	7,920	—	*
Communication, rent payments and others	702	674	-3.99%	111	108	-2.70%
Total other operating income	159,881	387,494	142.36%	28,839	59,255	105.47%
Total income	1,236,393	1,707,253	38.08%	241,189	270,622	12.20%
Operating expenses
Salaries and employee benefits	301,342	321,622	6.73%	53,696	54,795	2.05%
Bonus plan payments	20,384	49,544	143.05%	15,674	10,493	-33.05%
Compensation	9,672	12,908	33.46%	2,186	1,483	-32.16%
Administrative and other expenses	384,788	408,921	6.27%	67,845	72,346	6.63%
Deposit security, net	20,494	20,862	1.80%	3,164	3,103	-1.93%
Donation expenses	225	485	115.56%	36	37	2.78%
Depreciation	39,933	35,418	-11.31%	5,759	6,155	6.88%
Total operating expenses	776,838	849,760	9.39%	148,360	148,412	0.04%
Net operating income	459,555	857,493	86.59%	92,829	122,210	31.65%
Merger expenses	—	—	0.00%	—	—	0.00%
Goodwill amortization	13,827	8,165	-40.95%	417	417	0.00%
Non-operating income (expense)
Other income	44,277	42,417	-4.20%	21,600	1,220	-94.35%
Other expense	(23,243)	(77,133)	231.85%	(2,562)	(4,966)	93.83%
Total non-operating income	21,034	(34,716)	-265.05%	19,038	(3,746)	-119.68%
Income before income taxes	466,762	814,612	74.52%	111,450	118,047	5.92%
Income tax expense	(109,474)	(229,739)	109.86%	(35,991)	(33,650)	-6.50%

Net income	357,288	584,873	63.70%	75,459	84,397	11.84%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: July 11, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance